Third Avenue Trust 40-17G

Exhibit 99.2

SECRETARY'S CERTIFICATE

The undersigned hereby certifies that he is the Secretary of each Third Avenue Trust, on behalf of each of the Third Avenue Value Fund, Third Avenue Small-Cap Value Fund, Third Avenue Real Estate Value Fund, Third Avenue International Value Fund, and the Third Avenue Focused Credit Fund; and the Third Avenue Variable Series Trust, on behalf of the Third Avenue Value Portfolio. (each, the "Fund"), each a Delaware corporation; that the following is a true and correct copy of the resolutions duly adopted by a vote at a meeting of the Board of Trustees of each Fund on June 13, 2017, at which meeting a quorum was at all times present and acting; that the passage of said resolutions by the Board of Trustees, including a majority of the Independent Trustees, was in all respects legal; and that said resolutions are in full force and effect:

RESOLVED, that it is the determination of the Board of Trustees, including a majority of the Independent Trustees, that the joint insured fidelity bond (the "Bond") written by Chubb Insurance Company in the amount of $2,750,000, insuring the Trusts and any other parties named as insured parties under the Bond for covered acts or omissions of their respective officers and employees, in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the 1940 Act, are reasonable in form and amount after having given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Trusts to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Trusts' portfolios; and it was further

RESOLVED, that the Boards, including a majority of the Independent Trustees, hereby approves the payment by the Trusts' portfolios of the portion of the premium for coverage under the Bond, in the amount described at this meeting, having given due consideration to all relevant factors including, but not limited to, the number of other parties named as insured parties under the Bond, the nature of the business activities of such other parties, the amount of the Bond, the amount of the premium for the Bond, the ratable allocation of the premium among all the parties named as insureds, and the extent to which the share of the premium allocated to the each Trust is less than the premium the Trust would have had to pay if each had provided and maintained a single insured bond; and it was further

RESOLVED, that each of the appropriate officers of the Trusts hereby are authorized to take such actions as may be required to amend the Bond to include in the coverage new registered funds advised, sub-advised or administered by Third Avenue Management LLC or its affiliates, as of the date each is declared effective by the SEC; and it was further

RESOLVED, that W. James Hall, as General Counsel and Secretary, hereby is designated as the officer responsible for making all filings with the SEC and giving all notices on behalf of the Trusts with respect to the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

Dated this 14th day of July, 2017

/s/ W. James Hall
W. James Hall, Secretary